Contract No.: YD-079-2011

Exhibit 4.101

Power Purchase and Sale Contract (2011)

Between

Yunnan Grid Company

And

Luquan Xiaopengzu Power Generation Co., Ltd.

March 2011

(Contract No.: YD-079-2011)

Power Purchase and Sale Contract of Xiaopengzu Power Plant 2011

This Power Purchase and Sale Contract, (hereinafter the “Contract”) is entered into by and between the following two parties:

The Buyer (hereinafter referred to as Party A): Yunnan Grid Company

Power Business License No.: 3263007-00108

The Seller (hereinafter referred to as Party B): Luquan Xiaopengzu Power Generation Co., Ltd.

Power Generation License No.: ________________

The two Parties have provided the following contact addresses and the bank account information:

Name of Party A: Yunnan Grid Company

Attention: Shen Dehong Email: shendehong@yn.csg.cn

Tel: 0871-3011846 Fax: 0871-3012915 Postal Code: 650011

Address: No. 73 Tuodong Road, Kunming City

Name in the Bank Account: Yunnan Grid Company

Account Bank: Zhengyi Sub-branch, Industrial and Commercial Bank of China, Kunming City

Account No.: 9013610119

Name of Party B: Luquan Xiaopengzu Power Generation Co., Ltd.

Attention: Zhang Mei Email: xiaopengzu@yahoo.com.cn

Tel: 0871-8863500 Fax: 0871-8863500 Postal Code: 650405

Address: Xiaopengzu Village, Cuihua Township, Luquan County

Name in the Bank Account: Luquan Xiaopengzu Power Generation Co., Ltd.

Account Bank: Luquan County Sub-branch, Agricultural Development Bank of China

Account No.: 20353012800100000062661

Pursuant to the Contract Law of the People’s Republic of China, Power Law of the People’s Republic of China, Regulations for the Administration of Power Grid Dispatching and other state laws and regulations, the two Parties have agreed to enter into this Contract in the principle of equality, voluntariness, honesty and good faith.

1	Definition and Interpretation

1.1	Terms used in this Contract shall have the following meanings:

	1.1.1	“Annual Actual On-grid Electric Quantity” means the electric quantity supplied by Party B from the metering point to Party A for each year, the unit of measurement shall be Kwh.

	1.1.2	“Annual Contractual On-grid Electric Quantity” means the electric quantity for each year as agreed in Clause 4.3.

	1.1.3	“Annual (Monthly) Accumulative Purchased (Sold) Electric Quantity” means the purchased (sold) electric quantity provided in Clause 4.5.1 of this Contract.

1.1.4

“Planned Outage” means the status of the unit of Party B during the period of planned inspection, including the overhaul, maintenance, planned maintenance of the common system and the maintenance during the public holidays required or allowed by Party A (the dispatcher), eliminating defects during off-peak period.

1.1.5

“Unplanned Outage” means the unavailability of the unit of Party B without being the status of Planned Outage. Based on the emergency degree, the Unplanned Outage can be divided into the following 5 categories: the first is immediate outage; the second is the outage which can be delayed temporarily but must be exited within 6 hours; the third is the outage which can be delayed by 6 hours but must be exited within 72 hours; the fourth is the outage which can be delayed by 72 hours but must be exited prior to the next Planned Outage; and the fifth is the prolonged outage which exceeds the period of Planned Outage.

	1.1.6	“Forced Outage” means the Unplanned Outage of the first, second and third categories under Clause 1.1.5 in together.

	1.1.7	“Available Hours” means the number of hours during which the unit is available, including the hours of operation and the hours of standby.

	1.1.8	“Equivalent Unit Derated Hours” means the equivalent outage hours of the unit derated hours calculated on the basis of the capacity on the nameplate.

	1.1.9	“Equivalent Unplanned Outage Hours” means the sum of the Unplanned Outage hours and the unplanned unit derated hours.

1.1.10

“Party A’s Reason” refers to the Party A’s request or liability, including the liability for the expansion of an accident resulting from the Party A’s failure to abide by the relevant state laws and regulations.

1.1.11

“Party B’s Reason” refers to the Party B’s request or liability, including the liability for the expansion of an accident resulting from the Party B’s failure to abide by the relevant state laws and regulations.

1.1.12

“Emergency” means accidents occurred to the power grid, or material accidents occurred to the power generation and supply equipments; or power grid frequency or voltage exceeds the stipulated range; or the load for transmission or transformation exceeds stipulated value; or the capacity value of the trunk line exceeds the stipulated stability limit, or other events that may threaten safe operation of the power grid, jeopardize the stability of power grid, resulting in the collapse of the power grid, or power outage in a large area.

1.1.13

“Business Day” means a calendar day other than the statutory public holidays. If a day agreed for payment is not a business day, then the immediate next business day of that date shall be the date of payment.

1.1.14

“Force Majeure” means any objective event that can not be foreseen, avoided and overcome, including volcano, twister, tidal wave, storm, mud-rock flow, mountainside slide, flood, fire, failure of the water input to meet the design standards, earthquake that exceeds the designed anti-earthquake standard, typhoon, lightning, fog flashover, etc., as well as nuclear radiation, war, epidemic, riot, etc.

1.2	Interpretation

	1.2.1	Headings in this Contract are for convenience only and shall not in any event affect the interpretation of this Contract.

	1.2.2	The appendices to this Contract and the Contract itself shall have the same legal effect.

1.2.3

This Agreement shall have binding effect on the legal successor or assignee of either Party, provided otherwise agreed by the Parties. In the event specified in this clause, relevant obligator shall perform necessary notification obligation and carry out all legal procedures according to law.

	1.2.4	A day, month or year referred to in this Contract shall all refer to the day, month or year of the Gregorian calendar.

2	Representations of Each Party

Each Party represents to the other Party that:

2.1	It is an enterprise legally established and existing under the law, and has the power to execute and perform this Contract.

2.2

It has completed all procedures (including procedures for obtaining the requisite approvals, business license and power business permits, etc., from the government) necessary for the execution and performance of this Agreement, which are legal and effective.

2.3

As of the date of execution of this Agreement, no judgment, award, decision or any specific administrative action, which may have material adverse effects on the ability to perform this Agreement, has been declared or taken by any court, arbitration organ, administrative authorities or regulatory agencies.

2.4

It has completed all procedures for obtaining the internal authorizations necessary for the valid execution of this Contract. The signatory of this Contract shall be its legal representative or entrusted agent. Once this Contract comes into force, it shall have legal binding effect on both Parties.

3	Obligations of Each Party

3.1	Party A’s obligations shall include:

	3.1.1	purchasing the power generated from Party B in accordance with this Contract;

3.1.2

abiding by the Grid Connection and Dispatching Agreement entered into by the Buyer and the Seller, operating and maintaining the power transmission and transformation facilities, ensuring safety of the power system and operating in an efficient and economical manner in accordance with the standards of the state and the power industry;

3.1.3

performing power dispatching work and disclosing information in an open, fair and equitable manner in accordance with relevant state provisions, and providing information about the power load, back-up capacity, operation of transmission and transformation facilities, etc.;

	3.1.4	providing the power required for the restart of the units of generators of Party B to Party B in accordance with the relevant state provisions or agreement between the Parties;

3.2	Party B’s obligations shall include:

	3.2.1	selling power conforming to the standards of the state and the power industry to Party A according to this Contract;

3.2.2

abiding by the Grid Connection and Dispatching Agreement entered into by the Parties, submitting to the unified power dispatching, operating and maintaining the facilities of Party B in accordance with the standards of the state, the power industry and the dispatching regulations, ensuring that the operating capacity of the generators reach the technical standards and provisions formulated by the relevant state authorities, maintaining safety of the power system and operating in an efficient and economical manner;

3.2.3

providing reliability indicator of the set of generators and operation of the equipment of Party B to Party A on a monthly basis; reporting any equipment defects in a timely manner, regularly submitting the generators checking and repairing plan, and strictly observing the generators checking and repairing plan which has been uniformly arranged and balanced by Party A and agreed by both Parties;

	3.2.4	not supplying power directly to users without approval of relevant state authorities.

4	Purchase and Sale of Electric Quantity

4.1	Electricity

Party B’s total installed capacity is 40 MW; the maximum or minimum load of a single unit is 24.2 MW or 0 MW respectively.

4.2	Power generation load performance curve

The power generation load performance curve means a regular power dispatching curve agreed by both Parties. It indicates the ratio of electric quantity of each time period of a day against the total electric quantity generated that day. Principles for determining Party B’s power generation load performance curve of the current year shall be discussed and determined by both Parties, and be implemented according to the following table:

Month	Jan	Feb.	March	April	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.

Peak Hour Period	60	50	50	50	50	41	39	39	38	43	50	55

Normal Hour Period	20	25	25	25	33	35	35	35	38	33	29	27

Trough Hour Period	20	25	25	25	17	24	26	26	25	24	21	18

4.3	Annual Contractual On-grid Electric Quantity

The Parties have, after consultations, determined that the Annual Contractual On-grid Electric Quantity of the current year is 148,980,000 kWh.

In view of the annual repair plan and the law of power supply and demand, the allotment of Annual Contractual On-grid Electric Quantity for each month is set out in the following table:

Unit: 10,000 kWh

Month	On-grid Electric Quantity	Peak Hour Electric Quantity	Normal Hour Electric Quantity	Trough Hour Electric Quantity

Jan.	424	254	85	85

Feb.	347	173	87	87

March	376	188	94	94

April	584	292	146	146

May	594	297	198	99

June	1584	652	559	373

July	2277	891	792	594

Aug.	2277	891	792	594

Sept.	2277	854	854	569

Oct.	1980	849	660	471

Nov.	1188	594	339	255

Dec.	990	540	270	180

Total	14898	6475	4876	3546

The dispatching agency shall issue Party B’s daily power generation load performance curve on a daily basis in accordance with the electric quantity agreed by both Parties and in consideration of actual operation of Yunnan grid.

4.4	Allowed range of discrepancy of the actual power generation capacity rate

In any time period, the allowed range of discrepancy between the Party B’s actual power generation capacity and the capacity specified on the planned daily power generation dispatching curve (including temporary adjustment curve) shall be -3% ~ 3% (except the discrepancy caused by Party B’s AGC input in remote control period).

4.5	The accumulative purchased (sold) electric quantity and short-purchased or short-sold electric quantity

4.5.1

The Annual (Monthly) Accumulative Purchased (Sold) Electric Quantity means Party B’s actual annual (monthly) electric quantity connected to the grid. The short-fall between the Annual (Monthly) Accumulative Purchased (Sold) Electric Quantity and the Annual Contractual On-grid Electric Quantity shall be a Party’s annual (monthly) short-purchased or short-sold electric quantity.

A Party’s short-purchased or short-sold electric quantity shall be calculated, documented in statistics, confirmed and announced on a monthly basis, and be evaluated on a quarterly basis. The default Party shall pay the liquidated damages to the other Party.

	4.5.2	The tariff of the Annual (Monthly) Accumulative Purchased (Sold) Electric Quantity shall be settled in accordance with the on-grid tariff set out in Clause 5.1.

4.5.3

Party A’s short-purchased electric quantity shall be evaluated at the end of each quarter. If Party A’s quarterly accumulative purchased electric quantity is less than the quarterly contractual on-grid electric quantity as a result of a default for which Party A is solely responsible, where the short-purchased is less than 3%, it shall not be evaluated; where the short-purchased is more than 3% (inclusive), Party A shall pay the liquidated damages to Party B for such short-purchased electric quantity in accordance with the results worked out according to the following calculation formula:

The short-purchased electric quantity = Contractual on-grid electric quantity - accumulative purchased electric quantity - Short-purchased on-grid electric quantity due to a force majeure event occurred to either Party - Short-sold electric quantity due to reasons attributable to Party B

Liquidated damages for the short-purchased electric quantity = short-purchased electric quantity x tariff specified in Clause 5.1 x 10%

4.5.4

Party B’s short-sold electric quantity shall be evaluated at the end of each quarter. If Party B’s quarterly sold electric quantity is less than the quarterly contractual on-grid electric quantity as a result of a default for which Party B is solely responsible, where the short-sold is less than 3%, it shall not be evaluated; where the short-sold is more than 3% (inclusive), Party B shall pay the liquidated damages to Party A for such short-sold electric quantity in accordance with the results worked out according to the following calculation formula:

The short-sold electric quantity = Contractual on-grid electric quantity - accumulative sold electric quantity - Short-sold on-grid electric quantity due to a force majeure event occurred to either Party - Short-sold electric quantity due to reasons attributable to Party A

Liquidated damages for the short-sold electric quantity = short-sold electric quantity x tariff specified in Clause 5.1 x 10%

4.6

In the event of dispatching, grid connection operation, management or evaluation of the support service related to active (reactive) curve, frequency regulation (peak hour regulation), unplanned outage, relevant provisions and measures of the state shall be followed.

5	On-grid Tariff

5.1	Tariff for On-grid Electric Quantity

As approved by relevant state pricing authority, the on-grid tariff shall be season tariff: 0.247yuan/Kwh (including tax) for dry season (from January to April, December); 0.222yuan/Kwh (including tax) for normal water season (May and November); 0.197yuan/Kwh (including tax) for wet season (from June to October). Where the tariff is adjusted by any state policy, relevant policy shall be applied.

5.2

Tariff for Off-grid Electric Quantity: it shall be determined according to the Power Supply Contract separately entered into by Party B and the power supply entity of the power supply area where it is located.

6	Power Measurement

6.1	Metering Point

The on-grid and off-grid electric quantity metering points of Party B are located:

(1) at the point on the outgoing line of switch 161 of Party B’s 110KV Puxiaofu north line.

At every metering point, one time-of-use active kilowatt-hour meter and one time-of-use reactive kilowatt-hour meter for measuring on-grid and off-gird electric quantity shall be equipped. Such kilowatt-hour meters shall be compatible with Party A’s measuring system and the electricity fees shall be settled based on the measurement. The two kilowatt-hour meter shall have same type, same specification and same accuracy degree. They shall be equipped as a main meter and an auxiliary meter which will be indicated when they are installed.

6.2	Electric Quantity Measuring Devices and Relevant Equipments

6.2.1

An electric quantity measuring device shall include the kilowatt-hour meter, voltage mutual inductor for measurement, current mutual inductor and second return circuit, electric quantity measurement container/screen/box, etc.

Electric Energy Remote Terminal Unit shall mean a device which can accept the data transmitted by the kilowatt-hour meter and acquire, process, store by time period, reserve for a long term and transmit such data.

Management System of Electric Quantity Information Collection Centre shall mean the system which can automatically acquire, store by time period, record in statistics and analyze the remote data.

6.2.2

The electric quantity measuring devices shall be allocated in accordance with the requirements set out in the Electric Quantity Measuring Device Technical Management Regulations (DL/T448––2000). The second return circuit of the voltage mutual inductor shall not be inserted any auxiliary connection point of the partition switch, nor any voltage-compensating device of any kind.

6.2.3

The measurement of electric quantity shall be measured by the three phase electronic multi-functional kilowatt-hour meter. The technical functions of the kilowatt-hour meters shall conform to the requirement of Alternating Current Static Kilowatt-hour Meters for Active Energy (accuracy degree 0.2S and 0.5S) (GB/T 17883-1999) and Multi-functional Kilowatt-hour Meter (DL/T 614-1997). The kilowatt-hour meters shall be equipped with standard communication interface, functions of recording of losing voltage, recording of losing voltage time, time comparison, recording of events, etc. The kilowatt-hour meter shall also have the functions of local data communication (or through electric energy remote terminal) and remote transmission, and be able to connect the Buyer’s Management System of Electric Quantity Information Collection Centre.

The technical functions of the Electric Energy Remote Terminal Units shall meet the requirements of Electric Energy Remote Terminal Unit (DL/T 743-2001). Such units shall have the function of recording by a load performance curve on daily basis, support network communications, send information to at least two Management Systems of Electric Quantity Information Collection Centre at the same time, have good compatibility and adequate preventive measures to guard against any non-authorized person from accessing.

If the functions of the kilowatt-hour meters cannot meet the requirements listed in this Clause, the Electric Energy Remote Terminal Units must have the functions which the kilowatt-hour meters do not have.

6.3

The on-grid electric quantity measuring devices shall be bought, installed and adjusted at Party B’s cost. Party B shall be responsible for the daily management and maintenance of such devices. The off-grid electric quantity measuring devices shall be bought, installed and adjusted at Party A’s cost (as agreed in the power supply contract). Party A shall be responsible for the daily management and maintenance of such devices and Party B shall assist in such daily management and maintenance (as agreed in the power supply contract).

In respect of the electric quantity measuring devices which have been put into operation, the technical functions and the management status of such electric quantity measuring devices shall be identified by an electric quantity measurement and inspection agency confirmed by both Parties and recognized by relevant state measurement administrative authority in accordance with this Clause. In case of any item which cannot meet the requirements, it shall be improved within a time limit through negotiation of the Parties.

6.4

The verification of the measuring devices at the metering points shall be conducted jointly by the representatives designated by each of the Parties. In case of any discrepancy regarding the verification results, one Party shall notify the other Party in writing within 3 days. A measuring device verification organization with relevant qualification which is jointly engaged by both Parties shall conduct re-verification. The results given by such verification organization engaged by both Parties shall be final and binding upon both Parties.

If the Party claiming any discrepancy fails to declare it in writing within 3 days, it shall not constitute a discrepancy. The verification results initially concluded by both Parties shall be valid.

In case of any abnormity or malfunction of the electric quantity measuring devices during operation, Party B shall promptly give notice to Party A and take necessary measures to deal with it as soon as possible. The electric quantity during the period of abnormity shall be determined according to the Measurement Technical Agreement Between Party A and Party B.

6.5

The monthly electric quantity measured at the metering points shall be read by Party B at 24:00 pm at the end of the month and shall be confirmed by Party A. (Upon the construction acceptance of Party A’s electricity fee calculation system regarding the electric quantity as confirmed by Party B, the monthly electric quantity measured at the metering points shall be read by Party A at 24:00 pm at the end of the month and shall be confirmed by Party B.)

7	Electric Quantity Measurement

7.1	Electric Quantity Measurement

	7.1.1	On-grid electric quantity

The on-grid electric quantity means the electric quantity transmitted from Party A’s units to Party B. It shall be the calculated value of the accumulative value of output electric quantity calculated on the basis of the readings collected from the electric quantity measuring point in accordance with Clause 6.1 net 1% for line loss..

	7.1.2	Off-grid electric quantity

The off-grid electric quantity means the electric quantity transmitted from the grid to Party B during the commissioning period started by Party B, or the period when all units stop working or any other reasons attributable to Party B. It shall be the accumulative value of the input electric quantity calculated on the basis of the readings collected from the electric quantity measuring point and all the input electricity of the back-up transformer (to be agreed by the supply and use agreement).

	7.1.3	Party B’s on-grid electric quantity and the off-grid electric quantity must not be mutually set off (except the grid crossing capacity).

8	Electricity Fees Settlement and Payment

8.1	Electricity Fee Calculation

The on-grid electricity fee shall be calculated according to the formula below:

On-grid electricity fee = On-grid electric quantity due for settlement ×Tariff specified in Clause 5.1

8.2	Electricity Fee Settlement

	8.2.1	The settlement of electricity fee shall be conducted on a monthly basis.

8.2.2

After the two Parties taking the readings in accordance with Clause 6.5, Party B shall submit each current month’s generated electric quantity and on-grid electric quantity to Party A before the 2nd business day of the next month. The electricity fee of the current month shall be paid on the 25th of the next month after Party A has received the VAT invoice issued by Party B, and shall all be cleared by the month end. If Party B fails to submit the formal monthly electric quantity statement or the invoice to Party A as scheduled, the date of payment of electricity fee to be made by Party A shall be extended accordingly.

If Party A fails to pay the on-grid electricity fee within the agreed period of time for whatever reasons, it shall pay the liquidated damages at the rate of 0.3‰ of the payable fee amount on a daily basis commencing on the date of default.

8.2.3

The tariff of electricity transmitted from Party A to Party B shall be settled in accordance with the Power Supply and Use Contract entered into by and between Party B and the power supplier of the place where Party B is located.

8.3	Payment of Electricity Fee for Adjustment of Measuring Error

Pursuant to Clause 6.4 of this Contract, in the event of a measuring error, if Party A shall pay an additional payment to Party B, or Party B shall repay a payment to Party A, the Parties shall enter into a written agreement, according to which the relevant payment shall be made together with the settlement of the electricity fee.

8.4	Annual Settlement of Liquidated Damages, Compensation and the Non-planned Outage Evaluation

The liquidated damages, compensation and the non-planned outage evaluation shall be settled on a monthly basis. For those liquidated damages, compensation and the non-planned outage evaluation that have not been settled, the Parties shall complete the settlement of the previous year before the end of January of the next year.

8.5	Data and Record

Both Parties agree to respectively keep the original data and records for checking the accuracy of the statements, recorded examinations or calculations to a reasonable extent according to this Contract.

9	Force Majeure

9.1

If the occurrence of the Event of Force Majeure totally or partially prevents a Party performing any of its obligations under this Contract, such Party may suspend performing its obligations, provided that:

	(1)	the extent to and time period for the obligation exemption or delay shall not exceed the extent and time period as reasonably required for eliminating the impact caused by the Event of Force Majeure;

(2)

the Party which is affected by the Event of Force Majeure shall continue its other obligations under this Contract which are not affected by the Event of Force Majeure, including all due payment obligations;

	(3)	once the Event of Force Majeure ends, such Party shall resume the performance of this Contract as soon as possible.

9.2

If any Party is prevented from performing this Contract due to any Event of Force Majeure, such Party shall promptly notify the other Party and issue a formal notice in writing to the other Party within 3 days, indicating the occurrence date of the Event of Force Majeure, the time period during which the Event of Force Majeure is estimated to last, the nature of the event, the impact on the performance of such Party of this Contract, and any measures that have been taken by such Party to reduce the impact of such Event of Force Majeure.

At the request of the other Party, the Party which is affected by any Event of Force Majeure shall provide the other Party with an evidential document in relation to the occurrence of the Event of Force Majeure within 30 days from the date on which such event occurs (in case of interruption of communication, from the date on which the communication resumes) issued by relevant notary office of the place where the force majeure occurs.

9.3

Both Parties affected by the Event of Force Majeure shall take reasonable steps to reduce the losses suffered by one or both of the Parties. Both Parties shall negotiate and implement remedial plans and reasonable alternative measures in a timely manner in order to reduce or eliminate the impact of the Event of Force Majeure.

If the Party which is affected by the Event of Force Majeure fails to make its best efforts to take reasonable measures to mitigate the influence of the Event of Force Majeure, such Party shall bear any additional losses caused by such act.

9.4

If the Event of Force Majeure prevents a Party from performing its obligations for more than 7 days, the Parties shall negotiate the conditions to continue this Contract or terminate this Contract. If both Parties fail to reach an agreement on the conditions to continue this Contract or on the termination of this Contract within 10 days from the occurrence of the Event of Force Majeure, any Party has the right to notify the other Party to terminate this Contract, unless otherwise provided in this Contract.

9.5

In case of any government’s behavior, change of law or any significant change of the power market, resulting in the failure of Party B or Party A to perform their obligations to sell or purchase the electricity, both Parties shall find a solution through negotiation in the light of fair and reasonable principle.

10	Default Liability

10.1

Any Party’s failure to perform this Agreement shall be deemed as a breach of contract, and the other Party shall be entitled to require the defaulting party to compensate any economic loss due to such default.

10.2

Where a Party breaches the Contract, the non defaulting Party shall promptly notify the defaulting Party to stop such breach and send a written notice to the defaulting Party as soon as possible, requiring it to remedy its breach and asking it to pay any liquidated damages as agreed in this Contract. The defaulting Party shall promptly take steps to remedy its breach and pay any liquidated damages or compensate the other Party’s against any loss according to the breach as confirmed under this Contract.

10.3

If any Party expressly, or by its behavior, shows that it will not perform its obligations prior to the expiry date of the obligation performance period as agreed in this Contract, the other Party shall require the first Party to bear default liability.

11	Effectiveness and Term of the Contract

11.1

This Contract shall come into force upon the execution by the legal representatives or authorized representatives of both Parties and affixture of seals by both Parties and effectiveness of the Grid Connection and Dispatching Agreement.

11.2	The term of this Contract shall be from 1 January 2011 to 31 December 2011.

12	Applicable Law

12.1	The execution, effectiveness, construction, performance and dispute settlement in respect of this Contract shall be governed by PRC law.

13	Alteration, Transfer and Termination of the Contract

13.1	Any alteration, revision and supplementary to this Contract shall be in writing and the conditions for effectiveness shall the same as Clause 11.1.

13.2

Party B and Party A expressly agree that neither of them has the right to transfer all or part of its rights and obligations under this Contract to a third party without prior written consent of the other Party.

13.3	During the term of this Contract, both Parties agree to make adjustments and amendments to relevant clauses of this Contract in the event of:

(1) any change of relevant state laws, regulations, rules and policies;

(2) any promulgation of rules, measures or regulations related to the electricity market by the state electricity regulatory authority.

14	Dispute Settlement

14.1

Any dispute arising out of or in relation to the performance of this Contract shall be first settled by both Parties through negotiation. It may be submitted to the electricity regulatory authority for mediation. If no agreement can be reached through negotiation and mediation, the Parties agree to submit such dispute to Kunming Arbitration Commission for arbitration according to its arbitration rules. The arbitral award shall be final and binding on the Parties.

15	Miscellaneous

15.1	Confidentiality

Both Parties shall treat as confidential any materials and documents which are acquired from the other Party and could not be obtained from public domain. Without the consent of such other Party which provides such materials and documents, the Party shall not divulge any or all of such materials and documents to any third party, unless as otherwise required by the state.

15.2	Schedules of Contract

Schedule: Measurement Technical Agreement Between Party A and Party B (separately signed)

The Schedules to this Contract constitute integral parts of this Contract, and have the equal legal effect with this Contract. In case of any discrepancy between the body text of the Contract and the schedule, according to the nature of the discrepancy, the provision which is most relevant to the discrepancy and better suited to the discrepancy shall prevail. If the discrepancy still exists after the above principles are adopted, both Parties shall determine which provision shall be used through faithful negotiation for the purpose of this Contract.

15.3	Entire Agreement

This Contract and its schedules constitute the entire agreement between the Parties in respect of the subject of this Contract, and shall supersede any prior discussions, negotiations, agreements and contracts between the Parties concerning this Contract.

15.4	Notice and Delivery

Any notice, document and standard bill in connection with this Contract shall be in writing. They shall be deemed as received when the receiver signs for confirmation if they are sent by registered email, express mail or personal delivery. They shall be deemed as received when they are sent and received by fax. All notices, documents and standard bills shall come into force when they have been delivered or received. All notices, bills, materials or documents shall be sent to the addresses provided below in this Contract, or to the revised address where one Party notify the other Party of any change of its address.

15.5	Counterparts

This Contract shall be executed in 4 original copies. Each of the Parties shall hold 2 copies respectively.

Buyer: Yunnan Grid Company	Seller: Luquan Xiaopengzu Power Generation Co., Ltd.

(seal)
(seal)

Legal Representative:	Legal Representative:

(or Authorized Representative)	(or Authorized Representative)

Date of Execution:	Place of Execution: Kunming